SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Sino Mercury Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

82936K102
(CUSIP Number)

Peilin Zhao Great Finance Holdings Limited 1908, 19/F, Block 2, No. 116 Guanganmenneidajie Xuanwu Qu Beijing, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82936K 102	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peilin Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 82936K 102	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Great Finance Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000 shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82936K 102	SCHEDULE 13D	Page 4 of 7 Pages

This Schedule 13D (“Schedule 13D”) is filed by Peilin Zhao and Great Finance Holdings Limited (“Great Finance”) with respect to ownership of common stock, par value $0.0001 (the “Common Stock”) of Sino Mercury Acquisition Corp., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 5,310,125 shares of Common Stock outstanding as of February 27, 2015.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 590 Madison Avenue, 21st Floor, New York, New York 10022.

Item 2. Identity and Background.

Mr. Zhao’s business address, and the address of Great Finance, is 1908, 19/F, Block 2, No. 116 Guanganmenneidajie, Xuanwu Qu, Beijing, China.

Mr. Zhao is Director of Great Finance, a British Virgin Island company.

Neither Mr. Zhao nor Great Finance has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Mr. Zhao nor Great Finance has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Zhao is a citizen of the China. Great Finance is a British Virgin Islands company.

Item 3. Sources and Amount of Funds or Other Consideration.

On September 2, 2014, Mr. Zhao acquired an aggregate of 3,000,000 units of the Issuer in the Issuer’s initial public offering (“IPO”) at a price of $10.00 per unit, for an aggregate purchase price of $30,000,000. Each unit consists of one share of Common Stock and one right (“Right”) to receive one-tenth (1/10) of a share of Common Stock upon the consummation of the Issuer’s initial business combination (as described more fully in the Issuer’s Final Prospectus dated August 26, 2014) (“Unit”). Mr. Zhao used personal funds for this purchase. In connection with this purchase, Mr. Zhao entered into a Letter Agreement as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

CUSIP No. 82936K 102	SCHEDULE 13D	Page 5 of 7 Pages

In February 2015, Mr. Zhao transferred 2,000,000 Units of the Issuer held by him personally to Great Finance.

In March 2015, Mr. Zhao transferred the remaining 1,000,000 Units of the Issuer held by him personally to Great Finance.

Item 4. Purpose of Transaction.

The acquisitions reported on in this Schedule 13D were made for investment purposes. Mr. Zhao and Great Finance may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, subject to the restrictions in the Letter Agreement described in Item 6 of this Schedule 13D which information is incorporated herein by reference. As described above in Item 3, Zhao and Great Finance hold and aggregate of 3,000,000 Rights which will entitle them to receive an aggregate of 300,000 shares of Common Stock upon the consummation of the Issuer’s initial business combination. Neither Mr. Zhao nor Great Finance has any other agreements to acquire additional Common Stock at this time.

Except as discussed above, neither Mr. Zhao nor Great Finance, have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Great Finance is the beneficial owner of 3,000,000 shares of Common Stock of the Issuer or approximately 56.5 % of the Issuer’s outstanding Common Stock. Great Finance has sole voting and dispositive power over the shares it holds. This does not include 300,000 shares of Common Stock issuable upon exchange of the 3,000,000 Rights of the Issuer held by Great Finance upon consummation of the Issuer’s initial business combination.

Mr. Zhao, through his position of Director of Great Finance, may be deemed to be the beneficial owner of the Issuer’s Common Stock held by Great Finance. Mr. Zhao has sole voting and dispositive power over the shares held by Great Finance.

CUSIP No. 82936K 102	SCHEDULE 13D	Page 6 of 7 Pages

In the last 60 days, neither Mr. Zhao nor Great Finance have effected any transactions of the Issuer’s Common Stock, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Zhao is party to a letter agreement with the Issuer dated August 14, 2014 (“Letter Agreement”). Pursuant to the Letter Agreement, Mr. Zhao agreed, among other things, (i) not to transfer the 1,000,000 shares of Common Stock included in the Units acquired by him in the IPO prior to the consummation of the Issuer’s initial business combination, (ii) to vote such shares in favor of any proposed initial business combination, and (iii) not to convert any such shares for cash from the Issuer’s trust account in connection with a stockholder vote to approve a business combination.

Pursuant to the terms of the Letter Agreement, after the transfer of the 1,000,000 shares of Common Stock included in the Units transferred to it as described in Item 3, Great Finance is also subject to the terms and restrictions of the Letter Agreement with respect to such 1,000,000 shares.

Item 7. Material to be filed as Exhibits.

1. Letter Agreement among the Registrant and Mr. Zhao.

2. Joint Filing Agreement.

CUSIP No. 82936K 102	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2015

/s/ Peilin Zhao
Peilin Zhao

GREAT FINANCE HOLDINGS LIMITED.

By:	/s/ Peilin Zhao
	Name:	Peilin Zhao
	Title:	Director

Exhibit 1

August 14, 2014

Sino Mercury Acquisition Corp.
590 Madison Avenue, 21st Floor
New York, New York 10022

Re:     Initial Public Offering

Gentlemen:

This letter is being delivered to you in connection with the proposed underwritten initial public offering (the "IPO") of the units (the "Units") of Sino Mercury Acquisition Corp., a Delaware corporation (the "Company"). Each Unit will be comprised of one share of the Company's common stock, par value $0.0001 per share (the "Common Stock"), and one right ("Right") to receive one-tenth of one share of Common Stock upon consummation of the Company's initial business combination. The IPO is anticipated to be conducted pursuant to the terms of an Underwriting Agreement (the "Underwriting Agreement") to be entered into by and between the Company and Cantor Fitzgerald & Co. (the "Underwriter"). The undersigned is considering purchasing 1,000,000 Units in the IPO. Certain capitalized terms used herein are defined in paragraph 6 hereof.

In order to induce the Company and the Underwriter to enter into the Underwriting Agreement and to proceed with the IPO:

1.          The undersigned will not sell, assign, transfer, pledge, encumber, hypothecate or otherwise dispose (each a "Transfer") of the shares of Common Stock acquired by it, if any, in the IPO prior to the consummation of a Business Combination; provided, however, that the undersigned may Transfer any such shares of Common Stock if, and only if, the prospective transferee executes a written agreement pursuant to which such transferee is bound by the same terms and conditions of this letter agreement. The undersigned understands and acknowledges that the certificates representing the Units purchased by him, her or it in the IPO will bear a legend indicating the foregoing restriction on Transfers.

2.          If the Company solicits approval of its stockholders of a Business Combination, the undersigned will vote all shares of Common Stock acquired in the IPO, if any, in favor of such Business Combination.

1

3.          The undersigned hereby waives his, her or its right to exercise conversion rights, as described in the Registration Statement, with respect to any shares of Common Stock acquired in the IPO, if any, and agrees that he, she or it will not seek conversion with respect to such shares in connection with any vote on a Business Combination with respect thereto.

4.          The undersigned has full right, power and authority, without violating any law, agreement or organizational document by which he, she or it is bound, to enter into this letter agreement.

5.          In connection with Section 5-1401 of the General Obligations Law of the State of New York, this letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law that would result in the application of the substantive law of another jurisdiction. The parties hereto agree that any action, proceeding or claim arising out of or relating in any way to this letter agreement shall be resolved through final and binding arbitration in accordance with the International Arbitration Rules of the American Arbitration Association ("AAA"). The arbitration shall be brought before the AAA International Center for Dispute Resolution's offices in New York City, New York, will be conducted in English and will be decided by a panel of three arbitrators selected from the AAA Commercial Disputes Panel and that the arbitrator panel's decision shall be final and enforceable by any court having jurisdiction over the party from whom enforcement is sought. The cost of such arbitrators and arbitration services, together with the prevailing party's legal fees and expenses, shall be borne by the non-prevailing party or as otherwise directed by the arbitrators. The undersigned hereby appoints, without power of revocation, Graubard Miller 405 Lexington Avenue New York, New York 10174 Fax No.: (212) 818-8881 Attn: David Alan Miller, Esq., as its agent to accept and acknowledge on its behalf service of any and all process which may be served in any arbitration, action, proceeding or counterclaim in any way relating to or arising out of this letter agreement.

6.          As used herein, (i) a "Business Combination" shall mean a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, or entering into contractual arrangements that give the Company control over such businesses or entities, all as more fully described in the Registration Statement; and (ii) "Registration Statement" means the registration statement on Form S-1 (File No. 333-197515), as amended, filed by the Company with the Securities and Exchange Commission with respect to the IPO.

7.          Any notice, consent or request to be given in connection with any of the terms or provisions of this letter agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission.

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8.        No party hereto may assign either this letter agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This letter agreement shall be binding on the parties hereto and any successors and assigns thereof. The Underwriter is a third-party beneficiary of this letter agreement.

9.        The undersigned acknowledges and understands that the Underwriter and the Company will rely upon the agreements, representations and warranties set forth herein in proceeding with the IPO.

Peilin Zhao
Print Name

/s/ Peilin Zhao
Signature

Accepted and Agreed:

Sino Mercury Acquisition Corp.

By:	/s/ Jianming Hao
	Name:	Jianming Hao
	Title:	Chairman and CEO

3

Exhibit 2

JOINT FILING AGREEMENT

AGREEMENT dated as of March 27, between Peilin Zhao and Great Finance Holdings Limited (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Common Stock, $0.0001 par value per share, of Sino Mercury Acquisition Corp. Each Party hereto agrees that the Schedule 13D, dated March 27, 2015, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

/s/ Peilin Zhao
Peilin Zhao

GREAT FINANCE HOLDINGS LIMITED.

By:	/s/ Peilin Zhao
	Name:	Peilin Zhao
	Title:	Director